iQSTEL Inc.

300 Aragon Avenue, Suite 375

Coral Gables, FL 33134

Via EDGAR

February 5, 2025

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3720

Washington D.C., 20549-7010

Attention: Anastasia Kaluzienski

Re: iQSTEL Inc

Form 10-K for the Year Ended December 31, 2023

Response dated December 4, 2024

File No. 000-55984

Dear Anastasia Kaluzienski:

I write on behalf of iQSTEL Inc. (the “Company”) in response to Staff’s letter of January 27, 2025, by the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced file number (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Form 10-K for the Year Ended December 31, 2023 Audited Financial Statements

Note 2. Summary of Significant Accounting Policies Revenue Recognition, page F-11

1.	We note in your response to prior comment 2 you identified several services including "International Voice Termination for carriers" and “International SMS termination.” We also note costs of revenue “primarily consist of usage charges for calls terminated in vendors’ networks." Please explain to us the Company’s role in these service arrangements and clarify if the Company is an intermediary for calls terminated on another vendors’ network. Also, please explain:

In response to this comment, the Company’s role in these services is to ensure seamless voice and SMS communication across international borders by establishing peering agreements with other telecommunication entities. This is possible using sophisticated algorithms to determine the most cost-effective and reliable paths for voice/SMS traffic, managing media protocols such as SIP (Session Initiation Protocol) and RTP (Real-time Transport Protocol) to ensure smooth communication between different networks ensuring efficient call routing.

The Company does not act as an intermediary, the Company acts as a transit network that allows the completion of voice calls, or SMSs connecting the network where the calls/SMSs are originated and the network where the calls/SMSs are intended to terminate.

•	How the Company controls these services immediately prior to the service being transferred to the customer when it appears these services are provided on another entity’s network in an instant.

In response to this comment, we must first explain that there are different instances in the usage and provision of services. We will explain this based on the following graph:

First, we have Service Providers A and B that provide services to end users (individuals or businesses). Suppose one person located in the USA using “Service Provider A” wants to make a phone call or to send a SMS to another person located in Spain, where “Service Provider B” is his service provider. Since “Service Provider A” does not have a direct interconnection with “Service Provider B”, “Service Provider A” needs to find a third party capable to connect its network with “Service Provider B” network. Here is where the Company plays its role. In this case, “Service Provider A” is our customer and “Service Provider B” is our vendor.

Each one, “Service Provider A” and “Service Provider B” have their own conditions under which they provide services to their respective customers. We also have our own conditions under which we provide services to our customers, in the graph above “Service Provider A”.

When the customer of “Service Provider A” initiates the call, “Service Provider A” will send to us a request of service. We will check if the request of service corresponds to a service included in the service agreement with “Service Provider A.” We can also deny the service to "Service Provider A" if there is an unpaid balance to us, if “Service Provider A” has reached the credit limit we give them, if the codec used by “Services Provider A” is not the correct one, if the IP used by “Service Provider A” is not in our white lists, or if there is congestion in the networks, among other technical conditions. Subsequently, “Service Provider B” will also perform similar checks with respect to our service request. If we deny the service to “Service Provider A” for a reason imputable to “Services Provider A” or inclusive for a reason imputable to us or to “Service Provider B”, “Service Provider A” will need to find another carrier to connect with “Service Provider B”. All this happens in real time and in milliseconds, while the call is “ringing”.

•	We note with respect to "International Voice Termination for carriers" and “International SMS termination” services you said the Company is primarily responsible for fulfilling the promise to provide the specified service. If true, please confirm that it is understood by your customers that the Company is not physically capable of providing termination services on another entity’s network.

2

In response to this comment, we confirm our customers understand the scope of the service we provide, including in that scope the networks we can connect them to. If one of our customers sends us a call or SMS that must be terminated in a network we are not connected to, we will return to our customer a codec rejecting the call/SMS and indicate to them the cause of the rejection. The same happens if the cause of rejection is due to physical limitations (i.e. congestion) or the third network (“Service Provider B” in the graph above) denies us the service. That way, our customer can select another provider to complete the call/SMS.

It is important to mention that no carrier can complete 100% of the requests of services to complete calls. This is known in the telecom industry as an answer-seizure ratio (ASR), which is the percentage of telephone calls answered with respect to the total call volume. An ASR score above 60% would be considered excellent, between 40% to 50% is considered acceptable. Anything below 40% is considered poor.

•	Tell us if the terms of your customer contracts or your other communications (for example, marketing materials) with your customers indicate that the Company or a third party is responsible for providing the call termination service.

Our contracts provide that we agree to furnish to the customer, and the customer agrees to purchase from us the telecommunication services (hereinafter "Carrier Services"). We are then the party responsible for providing the services.

We also reserve the exclusive right to modify rates and conditions included at any time but shall give the customer at least seven (7) days prior written notice of any modification. Any such rate notice must be sent in written by an email address designated by the customer otherwise the notification will not be considered valid and will not be effective.

We also reserve the right to immediately suspend the respective services provided under the agreement without notice if the customer fails to timely make any monetary payment as described in the agreement. We also may wholly or partially suspend the services, when necessary, as a consequence of maintenance and repair operations of our systems. In such circumstances, we will inform the customer of any interruption to the network that may affect the provision of services under the agreement. In the case of planned systems or network maintenance, we will make commercially reasonable efforts to provide the customer with enough advance written notice and, for unforeseen or unplanned service interruptions, we give notice as soon as reasonably practicable under the circumstances. Suspension of services shall not affect payment obligations of the customer, including, but not limited to, payment obligations that accrued prior to the date of any suspension of services.

It is clear under the service agreement that we are in control of the service we are supposed to provide.

•	Tell us if for a particular call, there are several vendor networks to choose from and if the Company has discretion in selecting which vendor network to utilize to fulfill an end consumer order.

3

In response to this comment, the answer is yes in both cases. We can choose from several vendor networks, and we have total discretion to select which vendor network to utilize. Considering that the ASR in a telecommunications network is always less than 60%, as explained before, all networks involved in the call completion chain must have more than one option through which to transmit the call so that the combined ASR is as high as possible. If calls are not completed, no usage charges will be generated and therefore there will be no revenue.

•	Please also clarify for us the cash flows in these arrangements. It is unclear if you first collect from customers and then share a portion of the revenue with the network vendors or if your customers remit the net proceeds to you after deducting the third party network vendors’ share.

In response to this comment, cash flows in the opposite direction of the call’s flow. We are responsible for payments to our vendors independently of how we collect the revenues from our customers. Our agreements establish the following billing cycles and payment terms, which are standard in the industry:

WEEKLY: The billing cycle goes from Monday at 12:00 AM GMT to Sunday 11:59 PM ("Billing Cycle"). Greenwich Mean Time (GMT) is the time zone for the Billing Cycle for invoices. Customers further acknowledge that the payments for the Carrier Services are due and payable within seven (7) calendar days following the invoice date or the corresponding Billing Cycle. In case a Billing Cycle covers two different months, two invoices shall be issued: the first one shall cover from Monday at 12:00 AM GMT to the last day of the month at 11:59 PM. Accordingly, the second invoice shall cover from the first day of the month at 12:00 AM GMT to next Sunday 11:59 PM.

Bl-WEEKLY: The first billing cycle shall include the 1st day through the 15th day of each calendar month. The second billing cycle shall include the 16th day through the last day of the calendar month (separately or collectively referred to as the "Billing Cycle(s)"). GMT is the time zone for the Billing Cycle for invoices. Customers further acknowledge that the payments for the Carrier Services are due and payable within fifteen (15) calendar days following the invoice date or the corresponding Billing Cycle.

MONTHLY: The billing cycle shall include the 1st day through the last day of each calendar month (the "Billing Cycle"). GMT is the time zone for the Billing Cycle for invoices. Customers further acknowledge that the payments for the Carrier Services are due and payable within thirty (30) calendar days following the invoice date or the corresponding Billing Cycle.

PREPAID: All charges for the Services shall be prepaid by Customer unless otherwise agreed to by the parties. The Company may suspend Services immediately upon consumption of the prepaid balance held on account for Customer. All charges that accrue in excess of the prepaid balance of Customer shall be due and payable on the next business day following depletion of the prepaid balance and/or on the business day following any notice of such consumption of the prepaid amounts. The Company shall send weekly invoices to the Customer showing the accrued charges, the prepaid amounts applied, and other customary billing information in the case of payments owed by Customer. GMT is the time zone for the Billing Cycle for invoices.

We have customers in all of the above Billing Cycles and, at the same time, we have vendors to which we have payment obligations under any of those billing cycles too.

4

Our clients do not know, nor do they have to know, the commercial conditions that we have agreed with our vendors; just as our vendors do not know the commercial conditions that we have agreed with our clients. Including within those commercial conditions are the Billing Cycle, the payment terms and the rates applied to the services.

Another provision that is usually included in the service agreements in the industry, that we adopt in all cases, is one that indicates the following: Each of Customer and Carrier, as purchasers and recipients of the respective Services, shall be liable for all charges for such Services (subject right to dispute amounts in good faith as set forth herein), including without limitation, and if applicable, any fraudulent usage charges. In no event shall the party providing the Services be liable for the fraudulent or illegal use of the Services by any customers or end-users of the purchasing party or by any other third party, or for any amounts that the purchasing party is unable to collect for any reason from its customers, end-users, or others and such party shall fully indemnify and hold the provider of the Services harmless from any such fraudulent or uncollectible use of Services. For the purposes of this subsection "Services" shall refer to Carrier Services, as applicable, with respect to the telecommunications services of the providing party.

Sincerely

/s/ Alvaro Cardona

Alvaro Cardona

Chief Financial Officer

5